Exhibit 99.1

Voluntary public takeover offer by Grand Chip Investment GmbH for AIXTRON SE:
Extension of period for submission of the offer document to BaFin

On 23 May 2016, Grand Chip Investment GmbH (“Bidder”), published its decision to make a voluntary public takeover offer to the shareholders of AIXTRON SE (“AIXTRON”) for the acquisition of their no-par value registered shares (ISIN: DE000A0WMPJ6) (“AIXTRON Shares”), including all AIXTRON Shares represented by American Depositary Shares (ISIN: US0096061041).

In order to permit for coordination of the parallel offer process under German and US law, upon application of the Bidder the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht; “BaFin”) granted an extension of the period for submitting the offer document to BaFin pursuant to § 14 para. 1 sentence 3 WpÜG of four weeks until 18 July 2016.

The public takeover offer will be launched without undue delay after the approval of the offer document by BaFin which is expected to be obtained by the end of July or in early August 2016.

Frankfurt am Main, 1 July 2016

Grand Chip Investment GmbH
Mr Zhendong Liu, Managing Director (Geschäftsführer)

Important Information

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The takeover offer for the outstanding AIXTRON Shares (including AIXTRON Shares represented by American depositary shares (“ADSs”)) has not commenced. The terms and conditions of the takeover offer will be published in, and the solicitation and offer to purchase AIXTRON Shares (including AIXTRON Shares represented by ADSs) will be made only pursuant to the offer document and related offer materials prepared by the Bidder and as approved by BaFin. Once the Bidder has obtained the necessary permission from BaFin, the offer document and related offer materials will be published and also filed with the U.S. Securities and Exchange Commission (the “SEC”) in a Tender Offer Statement on Schedule TO at the time the takeover offer is commenced.  AIXTRON intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the takeover offer.

The Tender Offer Statement (including the offer document, a related letter of transmittal and other related offer materials) and the Solicitation/Recommendation Statement, as they may be amended from time to time will contain important information that should be read carefully before any decision is made with respect to the takeover offer because they will govern the terms and conditions of the takeover offer.  Those materials and other documents filed by the Bidder or AIXTRON with the SEC will be available at no charge on the SEC’s web site at www.sec.gov.  In addition, the Bidder’s Tender Offer Statement and other documents it will file with the SEC will be available at www.grandchip-aixtron.com.